UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2021

Commission File Number: 001- 39167

Molecular Data Inc.

11/F, Building 15, 2177 Shenkun Road

Minhang District, Shanghai 201106

People’s Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      ☒              Form 40-F      ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXPLANATORY NOTE

The documents attached as exhibit 5.1, 8.1 and 23.2 to this Form 6-K are hereby incorporated by reference into the Registrant’s Registration Statement on Form F-3 initially filed with the U.S. Securities and Exchange Commission on May 25, 2021 (Registration No. 333-256451), and amended on June 11, 2021, and shall be a part thereof from the date on which this current report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.	Description
5.1	Opinion of Maples and Calder (Hong Kong) LLP
8.1	Opinion of Maples and Calder (Hong Kong) LLP
23.2	Opinion of Maples and Calder (Hong Kong) LLP (included in the opinion filed as Exhibit 5.1).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Molecular Data Inc.

By	:	/s/ Steven Foo
Name	:	Steven Foo
Title	:	Chief Financial Officer

Date: September 13, 2021